UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               TO

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2013 and 2012, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013 —	13

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	14

NOTE:          All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Valmont Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Omaha, Nebraska
June 25, 2014

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Investments — at estimated fair value — Wells Fargo Stable Value Fund Q	$67,330,633	$68,243,154
Investments — at fair value:
Mutual funds	295,770,291	237,760,716
Valmont Industries, Inc. common stock	35,364,119	32,836,157

Total investments	398,465,043	338,840,027

Receivables:
Notes receivable from participants	12,220,249	11,126,154
Due from broker for securities sold	1,670	1,397
Other Receivables	29,908	—

Total receivables	12,251,827	11,127,551

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	410,716,870	349,967,578

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(537,776)	(1,924,431)

NET ASSETS AVAILABLE FOR BENEFITS	$410,179,094	$348,043,147

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS:
Investment income:
Net appreciation in investments	$48,977,128	$34,854,255
Interest and dividends on investments	11,102,371	8,057,489

Net investment income	60,079,499	42,911,744

Interest income on notes receivable from participants	461,623	438,325

Contributions:
Employer	10,390,096	9,245,339
Employee	19,113,356	16,780,425
Rollover	1,256,300	1,151,920

Total contributions	30,759,752	27,177,684

DEDUCTIONS:
Benefits paid to participants	28,983,805	18,309,167
Administrative fees	181,122	153,267

Total deductions	29,164,927	18,462,434

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	62,135,947	52,065,319

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	348,043,147	295,977,828

End of year	$410,179,094	$348,043,147

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.                      DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the “Company” or “Plan Sponsor”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General — The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. The Human Resources Committee of the Board of Directors of the Company oversees the operation and administration of the Plan. Fidelity Investments (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 50% of eligible compensation on a pretax basis and up to 10% on an after-tax basis, subject to certain IRC limitations. The combined total of pretax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may also make roll-over contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (IRA). The Company contributes 75% of the first 6% of eligible compensation that a participant contributes to the Plan on a pre-tax basis unless a participant is covered by a collective bargaining agreement in which case the terms of the collective bargaining agreement will apply. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions. The Plan has an automatic deferral feature in which employees that do not make an affirmative deferral election are deemed to have made a pre-tax deferral election of 3% of eligible compensation. The deferral percentage is increased by 1% annually up to a maximum of 6% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, mutual funds, and Valmont Industries, Inc. common stock as investment options for participants. Investments in Valmont Industries, Inc. common stock are limited to 25% of a participant’s account balance.

Vesting — Participants’ contributions and the related investment earnings are immediately vested. The Company’s contributions and the related investment earnings are vested based on years of service:

Years of	Vesting
Service	Percentage
<2	—%
2	25
3	50
4	75
>=5	100

Notes Receivable from Participants — The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant’s account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants’ loan balances.

Benefit Payments — On termination of service with the Company (including termination of service due to death, disability, or retirement), distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account as defined by the Plan, represents a forfeiture. At December 31, 2013 and 2012, net assets available for benefits included forfeited nonvested accounts of $40,734 and $40,813, respectively. Forfeited accounts are used to reduce future employer contributions. During 2013 and 2012, employer contributions were reduced by $435,910 and $310,017, respectively, from forfeited nonvested accounts.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

The Wells Fargo Stable Value Fund Q is a bank common/collective trust fund and is valued at estimated fair value as determined by the bank based on the fair market value of the underlying investments. In accordance with GAAP, the stable value fund is included at estimated fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Fees — Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor as provided in the Plan Document.

Payment of Benefits — Benefits are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2013 and 2012.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012

Wells Fargo Stable Value Fund Q	$67,330,633	$68,243,154
PIMCO Total Return Institutional Fund	26,345,191	30,026,051
Dodge & Cox International Stock Fund	31,556,268	24,411,142
American Beacon Large Cap Value Fund	31,137,701	23,195,412
Fidelity Contrafund K*	49,728,784	39,780,402
Valmont Industries, Inc. common stock*	35,364,119	32,836,157

* Represents party-in-interest

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Realized and Unrealized Gains/(Losses)	2013	2012

Mutual funds:
Target date retirement funds	$10,607,942	$4,951,011
Equity funds	30,003,528	12,517,202
Fixed income funds	(1,527,996)	794,400
International equity funds	6,019,886	3,779,458
Other	(239,448)	117,102
Common collective trust	987,016	1,158,000
Valmont Industries, Inc. common stock	3,126,200	11,537,082

	$48,977,128	$34,854,255

4.                      FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Valued at the net asset value of units of a bank common/collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2013
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Target date retirement funds	$88,213,677	$—	$—	$88,213,677
Equity funds	146,717,496	—	—	146,717,496
Fixed income funds	26,345,191	—	—	26,345,191
International equity funds	31,723,287	—	—	31,723,287
Other	2,770,640	—	—	2,770,640

Total mutual funds	295,770,291	—	—	295,770,291

Common collective trusts		67,330,633	—	67,330,633
Valmont Industries, Inc. common stock	35,364,119	—	—	35,364,119

Total investments	$331,134,410	$67,330,633	$—	$398,465,043

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2012
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Target date retirement funds	$67,836,933	$—	$—	$67,836,933

Equity funds	110,388,099	—	—	110,388,099
Fixed income funds	30,026,051	—	—	30,026,051
International equity funds	24,411,142	—	—	24,411,142
Other	5,098,491	—	—	5,098,491

Total mutual funds	237,760,716	—	—	237,760,716

Common collective trusts	—	68,243,154	—	68,243,154
Valmont Industries, Inc. common stock	32,836,157	—	—	32,836,157

Total investments	$270,596,873	$68,243,154	$—	$338,840,027

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2 or 3.

5.                      WELLS FARGO STABLE VALUE FUND Q

The stable value return fund (the “Fund”) is a common/collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee the Fund will be able to maintain this value.

Participants, ordinarily, may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•                  A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•                  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•                  Any transfer of assets from the Fund directly into a competing investment option

•                  The establishment of a defined contribution plan that competes with the Plan for employee contributions

•                  Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•                  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•                  Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•                  Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by Plan participants for investment management and various other transaction-related services were $181,122 and $153,267 for the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Plan held 237,152 and 240,470 shares, respectively, of common stock of the Company, with a cost basis of $14,574,675 and $12,852,608, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from the Company of $225,443 and $201,559, respectively.

7.                      PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.

8.                      TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 28, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company and Plan management believe the Plan is currently designed and operated in compliance with applicable requirements of the IRC. Accordingly, the Plan and related trust continue to be tax-exempt, and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$410,179,094
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	537,776

Net assets available for benefits per the Form 5500 — at fair value	$410,716,870

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$62,135,947
Reverse adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2012	(1,924,431)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2013	537,776

Net income per Form 5500	$60,749,292

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$348,043,147
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,924,431

Net assets available for benefits per the Form 5500 — at fair value	$349,967,578

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$52,065,319
Reverse adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2012	(1,652,927)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2013	1,924,431

Net income per Form 5500	$52,336,823

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Employer ID No: 47-0351813

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	Wells Fargo Stable Value Fund Q	4,672,549 shares	$67,330,633

	PIMCO Total Return Institutional Fund	2,464,471 shares	26,345,191
	Columbia Acorn USA Fund	308,947 shares	11,091,210
	Morgan Stanley Institutional Fund Trust	353,377 shares	16,011,531
	JPMorgan Mid Cap Value Institutional	333,703 shares	11,719,664
	Spartan Global ex U.S. Index Advantage	13,502 shares	167,019
	Dodge & Cox International Stock Fund	733,185 shares	31,556,268
	American Beacon Large Cap Value Fund	1,083,050 shares	31,137,701
	Vanguard Institutional Index	91,967 shares	15,568,229
	Vanguard Inflation Protected Securities	57,301 shares	1,459,454
*	Fidelity Contrafund K	517,631 shares	49,728,784
*	Fidelity Capital Appreciation Fund K	162,746 shares	5,894,645
*	Fidelity Small Cap Value Fund	277,731 shares	5,565,732
*	Fidelity Freedom Income K Fund	109,631 shares	1,311,186
*	Fidelity Freedom 2005 K Fund	27,717 shares	372,514
*	Fidelity Freedom 2010 K Fund	208,421 shares	2,924,152
*	Fidelity Freedom 2015 K Fund	825,913 shares	11,761,007
*	Fidelity Freedom 2020 K Fund	990,198 shares	14,734,139
*	Fidelity Freedom 2025 K Fund	935,550 shares	14,510,382
*	Fidelity Freedom 2030 K Fund	814,165 shares	12,912,662
*	Fidelity Freedom 2035 K Fund	574,048 shares	9,402,904
*	Fidelity Freedom 2040 K Fund	543,467 shares	8,950,897
*	Fidelity Freedom 2045 K Fund	318,596 shares	5,352,407
*	Fidelity Freedom 2050 K Fund	327,704 shares	5,528,368
*	Fidelity Freedom 2055 K Fund	146,168 shares	1,764,245

	Total mutual funds		295,770,291

*	Valmont Industries, Inc. common stock	237,152 shares	35,395,697

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.50%, loans maturing January 2014 to January 2018	12,220,249

	Adjustment from fair value to contract value for stable value fund		(537,776)

			$410,179,094

See accompanying Report of Independent Registered Public Accounting Firm

* Represents party-in-interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 25th day of June, 2014.

	By:	/s/ Mark C. Jaksich
Mark C. Jaksich
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23.1*	— Consent of Deloitte and Touche LLP.

* Filed herewith.